UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
January 14, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Finisar Corp.

File No. 000-27999 - CF#24477

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Finisar Corp. Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on December 10, 2009 and submitted with fewer redactions and additional schedules and exhibits with an amended 10-Q on January 11, 2010.

Based on representations by Finisar Corp. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

    Exhibit 10.1   through October 2, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

        Christian Windsor
        Special Counsel